FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, October 23, 2014.

Ger. Gen. No. 90/2014.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Ref.:    SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A., we hereby inform you of the following significant event:

In connection with the significant events previously published on September 11th  and 17th , and on October 8th and 21st , 2014 we report that, as of today, Endesa, S.A. finalized the sale of 9,967,630,058 directly held Enersis S.A. shares to Enel Energy Europe, S.R.L., equal to 20.3% of Enersis S.A.’s equity. Additionally, Endesa, S.A. sold 100% of the shares of Endesa Latinoamérica, S.A. (which owned 19,794,583,473 Enersis S.A. shares, equal to 40.32% of Enersis S.A.’s equity) to Enel Energy Europe, S.R.L. This transference was registered today in Enersis S.A.’s Shareholders’ Register.

Endesa, S.A. is controlled in 92.063% by Enel Energy Europe S.R.L.. Consequently, due to the completed transference, Endesa Latinoamérica, S.A.. will now be 100% controlled by Enel Energy Europe S.R.L.. In turn, Enel Energy Europe S.R.L. is controlled 100% by its parent company Enel SpA, an Italian company which is listed on the Milan Stock Exchange.

Accordingly, and as a result of the transfers of shares mentioned above, Enel SpA continues to be the final controller of Enersis S.A., and, hereafter, such control will be exercised through Enel Energy Europe S.R.L., which replaces Endesa, S.A., with 20.3% of the shares issued by Enersis S.A. and through Endesa Latinoamérica, S.A., and its ownership of 40.32% of the shares issued by Enersis S.A. . Attached is an explanatory chart of Enersis S.A which demonstrates the control structure before and after the transaction.

Sincerely,

Domingo Valdés Prieto Head Legal Counsel	Ángel Chocarro Administration Manager

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange).

             Bolsa Electrónica de Chile (Electronic Stock Exchange of Chile).

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange).

             Banco Santander Santiago – Representatives of the Bond Holders.

             Comisión Clasificadora de Riesgos (Risk Classification Commission).

ENERSIS S.A. OWNERSHIP STRUCTURE

1.                  FORMER OWNERSHIP STRUCTURE.

2.                  CURRENT OWNERSHIP STRUCTURE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Domingo Valdés Prieto
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Title: Head Legal Counsel

By: /s/ Ángel Chocarro
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Title: Administration Manager

Date: October 24, 2014